BY EDGAR	November 16, 2007

Ms. Barbara C. Jacobs, Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Dear Ms. Jacobs:

Re:	Consonus Technologies, Inc.
Amendment No. 2 to the Registration Statement on Form S-1
Filed on September 27, 2007
File No. 333-142635

On behalf of Consonus Technologies, Inc. (the “Company” or “CTI”), we are writing to respond to the comments set forth in the third comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated October 18, 2007 (the “third comment letter”) relating to the above-referenced Amendment No. 2 to the Registration Statement on Form S-1 filed on September 27, 2007 (the “Amended Registration Statement”). We have also further revised the Amended Registration Statement in response to the Staff’s comments and are filing concurrently with this letter Amendment No. 3 to the Amended Registration Statement (“Amendment No. 3”), which reflects these revisions and updates a limited amount of other information, including the addition of financial information and financial statements for the third quarter ended September 30, 2007.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the third comment letter. Page references in the text of this letter correspond to the pages of Amendment No. 3.

General

1.                                      Please refer to prior comment 2 of our letter dated September 7, 2007. Comments on your confidential treatment application will be forthcoming shortly. Please revise your exhibit index to note that you have requested confidential treatment of portions of three exhibits. See Section II. C.5 of Staff Legal Bulletin 1, as amended.

The Company has revised the exhibit index in response to the Staff’s comment.

2.                                      Please refer to prior comment 3 of our letter dated September 7, 2007. Please ensure that all material financial covenants that CAC and STI are subject to are disclosed.

The Company confirms that all material financial covenants that CAC and STI are subject to have been disclosed. For greater clarity, the Company has revised the disclosure in the risk factor entitled “We are subject to restrictive debt covenants that impose operating and financial restrictions on our operations and could limit our ability to grow our business …” to include more detailed information relating to the financial covenants set forth in CAC’s and STI’s credit agreements.

The Company advises the Staff that pursuant to the Fourth Amendment to the Amended and Restated Refinancing Agreement between STI and Avnet, Inc. dated October 8, 2007 (the “New Avnet Agreement”), the Rescission Agreement dated January 22, 2007 among STI, CAC and Avnet, Inc. et al has been terminated. Accordingly, regardless of whether or not this offering is completed, the STI Merger will not be unwound. As such, the Company has removed all references to the potential unwinding of the STI Merger in Amendment No. 3. The Company has also revised certain disclosures in Amendment No. 3 to reflect the terms of the New Avnet Agreement. The New Avnet Agreement has also been included in Exhibit 10.21 to Amendment No. 3.

3.                                      Your underwriting and listing plans have significantly changed from the prior amendment. Please advise. Please confirm that Knox Lawrence International LLC, a selling security holder, is not a broker-dealer affiliate.

The Company advises the Staff that since filing the initial Registration Statement with the SEC, the Company has had discussions with representatives of The Nasdaq Global Market and various U.S.-based investment banks. The Company has determined that a U.S. focused offering and a U.S. listing are in the best interests of the Company and its shareholders. As such, the Company has decided to list its common stock on The Nasdaq Global Market and to offer and sell its common stock through a syndicate of underwriters that includes Merriman Curhan Ford & Co., Oppenheimer & Co. and Jesup & Lamont Securities Corp. (in the United States) and Blackmont Capital Inc. (in Canada). While the Company still intends to undertake a public offering in Canada, the Company no longer intends to list its common stock on the Toronto Stock Exchange in connection with this initial public offering.

The Company confirms that Knox Lawrence International LLC, a selling security holder, is not a broker-dealer affiliate.

Compensation Discussion and Analysis, page 92

4.                                      Please refer to prior comment 19 of our letter dated September 7, 2007. We are unable to locate disclosure responsive to that part of the comment relating to performance targets associated with your incentive bonus, subject to Instruction 4 of Item 402(b) of Regulation S-K. Please advise.

The Company has further revised the disclosure relating to performance targets associated with incentive bonuses in response to the Staff’s comment. The Company respectfully submits that the individual performance targets associated with incentive bonuses to be granted to each of Messrs. Michael G. Shook, William M. Shook and Daniel S. Milburn in respect of fiscal year 2007 have been included on pages 99-101 of Amendment No. 3. In addition, the individual performance targets associated with incentive bonuses granted to each of Messrs. Michael G. Shook, William M. Shook, James P. Togher, Jr. and Mark Arnold in respect of fiscal year 2006 have been included on pages 108-110 of Amendment No. 3.

Note 9 - Stock-Based Compensation, page F-18

5.                                      Explain why you have not provided the disclosures outlined in paragraph A240 of SFAS 123(R). The stock option issued in the acquisition of STI should be displayed in a table as outlined in this paragraph. If you believe disclosures are not required, please explain why the disclosures are not necessary when these options have not yet been disclosed in CTI’s financial statements.

The Company has revised the disclosure in response to the Staff’s comment.

Strategic Technologies Inc.

Notes to Financial Statements

Note 2 - Significant Accounting Policies

Revenue Recognition, pages F-52 and F-53

6.                                      We note your response to comment 19 of our September 7, 2007 letter that you believe that the software is an incidental consequence to the provision of services. Notwithstanding the fact that you are primarily providing IT services, the customer is purchasing software from your company. The evaluation of whether an arrangement includes software should be evaluated based on the elements included in an arrangement. The fact that the company is primarily a service company would not change this evaluation. Further, since the software vendor would conclude that the software would be within the scope of SOP 97-2, it appears that you would also reach the same conclusion due to the existence of a software element included in your arrangements.

It was the Company’s view that the software included in its IT infrastructure services and solutions was incidental to its service offerings based on management’s initial interpretation of the guidance included in footnote 2 to SOP 97-2. Upon further consideration of the facts and circumstances, the Company concluded that the software is more than incidental to the arrangement and, as such, should be accounted for pursuant to SOP 97-2. Accordingly, management re-evaluated the deliverables included in its bundled IT infrastructure services and solutions contracts to assess the appropriate revenue recognition methodology in the context of SOP 97-2 and related authoritative literature.

The software related elements bundled in the Company’s IT infrastructure services and solutions include some combination of the software license, maintenance services, and professional services. For such arrangements with bundled elements, vendors must allocate the consideration to the various elements based on vendor specific objective evidence (VSOE) of fair value. The Company applies the residual method of revenue recognition in accordance SOP 97-2. Accordingly, the Company must demonstrate that it has sufficient VSOE of fair value for its undelivered maintenance and professional services elements in order to recognize the consideration allocated to the software license on the date of shipment (provided the other revenue recognition criteria have been met). To determine if VSOE of fair value exists for its maintenance services, the Company applies the Bell-Shaped Curve Approach. Based on a detailed analysis of historical standalone maintenance renewals, the Company concluded that VSOE of fair value exists since 81 percent of the sampled standalone transactions were within a range of plus or minus 15 percent from the midpoint of the range. As discussed in response to comment no. 20 in the response letter dated September 27, 2007, the Company references the time and materials rate charged when such services are sold to its customers on a standalone basis in order to establish VSOE of fair value for any IT infrastructure services (The Company refers the Staff to comment no. 8 for the Company’s discussion of its conclusions that the professional services are not essential to the functionality of the software). As such, management concluded it was appropriate to apply the residual method of revenue recognition since it had demonstrated that sufficient VSOE of fair value exists for its undelivered maintenance and professional services under SOP 97-2.

The hardware and software resold by the Company in its IT infrastructure solutions are typically provided by different vendors. As such, the Company also re-evaluated the accounting treatment of its hardware and related maintenance re-sales to confirm that EITF 00-21 is the appropriate literature to apply in recognizing revenues from hardware resales. The Company considered the guidance in EITF 03-5, “Applicability of AICPA Statement of Position 97-2 to Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software,” which confirmed its previous conclusions that the software was not essential to the functionality of the hardware resales since the hardware has functionality without the software, the hardware and software are sold by different vendors, the hardware is commonly sold without the software, and the hardware is compatible with other vendor’s software. Accordingly, the hardware and related maintenance resales should continue to be accounted for pursuant to EITF 00-21. Please refer to the Company’s response to comment no. 20 in the response letter dated September 27, 2007 for a discussion of how management determines evidence of fair value in accordance with EITF 00-21 for the hardware maintenance resales. We have also revised our revenue recognition footnote on page F-55-F-56 to reflect the guidance in SOP 97-2 as mentioned above. Previously reported revenues did not require adjustment and therefore were not restated as a result of the revision to the software revenue recognition policy.

7.                                      We note your response to comment 21 of our September 7, 2007 letter and have the following comment. Please explain whether the IT infrastructure services would represent significant customization or modification of the software being sold to the customers. See paragraphs 68 to 71 of SOP 97-2. We may have further comments.

The IT infrastructure services do not represent significant customization or modification of the software being sold to customers. The Company considered the guidance included in paragraphs 68 to 71 and noted that the software it resells is primarily anti-virus, back-up, utility, and other network monitoring software that is off-the-shelf software and requires little or no customization. The Company does not make any changes to the underlying code as part of these services. Based on a review of the following factors included in paragraph 70 of SOP 97-2, the Company concluded that its IT infrastructure services are not essential to the functionality of the other elements and, as such, should be accounted for as a separate unit of account:

•                                          The software is off-the-shelf software.

•                                          The services do not include significant alterations to the features and functionality of the off-the-shelf software.

•                                          The Company does not build complex interfaces for the software to function on the customer’s network.

•                                          The Company invoices the software license fees upon shipment regardless of the timing of the services. The timing of payments for the software is not coincident with the performance of services.

•                                          There are no milestones or customer-specific acceptance criteria that affect the realizability of the software license fee.

8.                                      We note your response to comment 23 of our September 7, 2007 letter and have the following comments. Your response states that the “vendor is contractually required to perform all of the maintenance”, “the vendor assumes the risk and responsibility”, “the vendor fulfills the service agreement”, and “the primary obligor is the vendor” for agent maintenance. These statements identify the vendor as the primary obligor for the agent maintenance. Your analysis should clearly address in greater detail why the other indicators would outweigh this key indicator. For example, explain why your discretion in selecting a supplier or your determination of service specifications is significant indicators when the software product has already been purchased by the customer. How much of a choice does the customer have after purchasing software in selecting a maintenance provider? Is the vendor automatically the maintenance provider? Does the maintenance provider give you price range to charge to customers? Describe your billing practices for maintenance and indicate whether your customers typically pay upfront for maintenance. We may have further comments.

Upon further consideration of the Company’s fact pattern and the Task Force’s conclusions in EITF 99-19, the Company concluded that net presentation of agent maintenance revenues was more appropriate since the Company is not the primary obligor in the transaction. Accordingly, the Company has restated the historical statements of operations for the years ended December 31, 2004, 2005 and 2006 (and updated the related footnote disclosures) to reflect the agent maintenance revenues on a net basis.

9.                                      Tell us how you intend to comply with Rule 5-03 of Regulation S-X when you begin to report annual results in your next Form 10-K. See paragraph 19 of EITF 99-19. In this regard, the statement of operations should separately present product and service sales. Confirm that the amounts presented in Infrastructure Solutions include only hardware and software (i.e., product revenue).

The Company confirms that the amounts presented in the Infrastructure Solutions include only hardware and software. In addition, the amounts presented within IT Infrastructure Services reflect revenues earned from professional services, which includes consulting, integration and training services. Amounts included within Data Center Services include managed services and maintenance support services. Accordingly, the Company complies with Rule 5-03 of Regulation S-X since revenues from products and services are stated separately in the statement of operations. The Company also considered the guidance in paragraph 19 of EITF 99-19, which requires commissions and fees earned from activities reported net be presented as service revenues. Revenues recorded from the Company’s resale of agent maintenance services has historically been presented within Data Center Services. The change in presentation of agent maintenance revenues discussed in the response to comment no. 8 will not result in a change in classification within the statement of operations since the Data Center Services only includes service revenues.

The Company acknowledges the Staff’s response protocol. The Company understands that the Staff may have additional comments after receiving Amendment No. 3 and this letter.

The Company also acknowledges that requests for acceleration of the effective date of the Registration Statement must be submitted at least two business days in advance of the requested effective date and must include the following acknowledgement:

•                                          Should the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Staff from taking any action with respect to the filing;

•                                          The action of the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          The Company may not assert this action as a defense in any proceeding initiated by the Staff or any person under the federal securities laws of the United States.

Please contact the undersigned if you wish to discuss our responses to the third comment letter.

Sincerely,

/s/Ian G. Putnam

Ian G. Putnam

cc:	Michael G. Shook, Chief Executive Officer, Consonus Technologies, Inc.
Randy Lewis, Wilson Sonsini Goodrich & Rosati, PC